                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)


                                 Amendment No. 6


                                PLC SYSTEMS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    69341D104
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                                 (CUSIP Number)


                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]  Rule 13d-1(b)

         [ ]  Rule 13d-1(c)

         [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69341D104                                            Page 2 of 5 pages


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1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Robert I. Rudko, Ph.D.
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)   (a)
                                                                           (b)
     Not applicable.
--------------------------------------------------------------------------------
3.   SEC Use Only

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4.   Citizenship or Place of Organization

       United States
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                             5.   Sole Voting Power

                                  1,400,000 shares
                             ---------------------------------------------------
Number of Shares             6.   Shared Voting Power
Beneficially
Owned by Each                     0 shares
Reporting Person             ---------------------------------------------------
With:                        7.   Sole Dispositive Power

                                  1,400,000 shares
                             ---------------------------------------------------
                             8.   Shared Dispositive Power

                                  0 shares
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,400,000 shares
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                                                  [X]

--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     4.7%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP No. 69341D104                                            Page 3 of 5 pages


ITEM 1(a).                 NAME OF ISSUER:

                           PLC Systems Inc.


ITEM 1(b).                 ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                           10 Forge Park
                           Franklin, MA 02038


ITEM 2(a).                 NAME OF PERSON FILING:

                           Robert I. Rudko, Ph.D.


ITEM 2(b).                 ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                           RESIDENCE:

                           c/o PLC Systems Inc.
                           10 Forge Park
                           Franklin, MA 02038


ITEM 2(c).                 CITIZENSHIP:

                           Robert I. Rudko, Ph.D. is a citizen of the United States.


ITEM 2(d).                 TITLE OF CLASS OF SECURITIES:

                           Common stock, no par value per share.


ITEM 2(e).                 CUSIP NUMBER:

                           69431D104


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A: Not applicable.

                           (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;

                           (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

                           (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

                           (d) [ ]  Investment company registered under
                                    Section 8 of the Investment Company Act;

                           (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

                           (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

                           (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

                           (h) [ ]  A savings association as defined in
                                    Section 3(b) of the Federal Deposit
                                    Insurance Act;

                           (i) [ ] A church plan that is excluded from the definition of an investment company under
                                    Section 3(c)(14) of the Investment Company
                                    Act;

                           (j) [ ]  Group, in accordance with Rule
                                    13d-1(b)(1)(ii)(J).

CUSIP No. 69341D104                                           Page 4 of 5 pages


ITEM 4.                    OWNERSHIP:

                           (a)      Amount Beneficially Owned: 1,400,000 shares

                           (b)      Percent of Class: 4.7%

                           (c) Number of shares as to which such person has:

                                    (i)      Sole power to vote or to direct
                                             the vote: 1,400,000 shares

                                    (ii)     Shared power to vote or to direct
                                             the vote: 0 shares

                                    (iii)    Sole power to dispose or to direct
                                             the disposition of: 1,400,000
                                             shares

                                    (iv)     Shared power to dispose or to
                                             direct the disposition of: 0 shares


ITEM 5.                    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

                           Not applicable.


ITEM 8.                    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                           GROUP:  Not applicable.


ITEM 9.                    NOTICE OF DISSOLUTION OF GROUP:  Not applicable.


ITEM 10.                   CERTIFICATIONS: Not applicable.

CUSIP No. 69341D104                                            Page 5 of 5 pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 13, 2001                    /s/ Robert I. Rudko
                                             ----------------------------
                                             Robert I. Rudko, Ph.D.
                                             Chief Scientist and Director